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THOMAS WARDELL Tel.: (404) 527-4990 Fax: (404) 527-8890		EMAIL ADDRESS twardell@mckennalong.com

October 20, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 5 to Registration Statement on
Form S-1
File No. 333-165161
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010
File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of October 14, 2010 with respect to the above-referenced filings on the Company’s behalf.  Amendment No. 5 to the Company’s registration statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

General

Comment  1.  We note the share entrustment agreement mentioned as part of the restructuring of the company.  Please clarify whether this agreement is still in effect.  If so, please provide a detailed discussion of the terms of this agreement and file as an exhibit.  In addition, to the extent this agreement is still in place, please explain the impact on the beneficial ownership disclosure.  The disclosure on page four states “this agreement provided that the Liuzhou BCT shareholders had the right to direct the votes of the shares of Ingenious which represented their previous equity interests in Liuzhou BCT as reflected in Forever Well and thereafter in Ingenious and that they would receive any distributions made with respect to these shares of Ingenious common stock or any of its subsidiaries.”  If this agreement is still in place, it is unclear why the shares held by Ms. Zhang are not beneficially owned by the Liuzhou BCT shareholders.

Response:       This agreement is still in place and we have added a detailed discussion of the terms of the entrustment agreement at page 4, 55 and 56.   The Liuzhou BCT shareholders will be treated as having beneficial ownership. The changes have been made on pages 4 and 92.

Comment  2.  The disclosure on page 107 that the legality opinion was provided by McKenna, Long, Aldridge LLP is inconsistent with the opinion that has been filed, which was provided by Loeb & Loeb.  Please either revise the disclosure or provide the revised legality opinion.

Response:       The legality opinion of McKenna Long & Aldridge LLP is provided and filed with this response.

Interim Financial Statements

Statement of Income, page Q-1

Comment 3. It appears you removed per share data for the quarter ended June 30, 2009. Please revise to reinsert such data or tell us why such data is not required to be presented.

Response:       The per share data for the quarter ended June 30, 3009 was inadvertently deleted and has been included in the Amendment No. 5.

In addition, we are attaching to this correspondence for your review the forms of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2009, Amendment No. 1 to our quarterly report on Form 10-Q/A for the period ended March 31, 2010 and Amendment No. 1 to our quarterly report on Form 10-Q for the period ended June 30, 2010, that we anticipate filing so as to conform the disclosure therein to reflect the Staff’s comments and our responses as made in the amendments to our registration statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

By:	/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:         Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
              Jeffrey Q. Li, Esq.
      James Thornton, Esq.